Exhibit 99.4

OUR REF	YOUR REF	DATE

BPQ\663673591	672142-1	20 September 2023

Matheson LLP

Solicitors

70 Sir John Rogerson’s Quay

Dublin 2

Ireland

D02 R296

Theodore Wang: 950 Third Avenue 25th Floor New York New York, United States

Alexander Byangmahn Suh: 2216 N Quince Way Upland, United States

Jurgen Gino Alberic Ingels Clemenceaustra: 177a Sint-Kat Waver, Belgium

Harold Ross Berenson: 11300 Tango Trail Parker, United States

Christine Ann Russell: 17165 Pine Avenue Los Gatos, United States

Paul Augustine O’Brien: 3222 Belvedere Court Pleasanton, United States

Private and Confidential

Our clients: Runa Capital II (GP), Runa Capital Fund II, L.P., Runa Capital Opportunity I (GP), Runa Capital Opportunity Fund I, L.P. and Runa Ventures I Limited (individually or collectively “Runa”)	By Email

Matheson’s client: MariaDB plc

Dear Colleagues, Directors of Maria DB PLC

We refer to previous correspondence, resting with Matheson’s letter dated 11 September 2023, which was sent on behalf of MariaDB plc (the “Company”).

In light of Matheson’s letter, and of matters of which Runa has very recently become aware, it is apparent that Runa’s concerns, which we set out in our letter of 7 September 2023,1 are well-founded, and are being ignored by the Company and its directors. In our letter, we gave the Company and the directors an opportunity to explain the matters of concern to Runa, however, in Matheson’s letter, they resort to the barest denial of wrongdoing. Had Runa’s understanding of the alternative potential transaction (the “APT”) been inaccurate, the Company and its directors doubtless would have explained why that was so. That the Company, and directors, were unable to deny the substance of Runa’s concerns is as striking as it is troubling.

Runa is extremely concerned with the motivation for the approach taken by directors (or certain of them) with respect to the Company’s funding needs and strongly believes that it should be investigated. As the directors well know, very serious concerns have been expressed by Runa regarding the mismanagement of the Company by directors over a number of years. In that context, Runa has advocated for changes to the Company’s strategic direction, including a rationalisation of the Company’s budget and potentially changes in senior roles within the Company.

In our letter of 7 September we asked you to confirm by return whether any director or any connected or affiliated person has (or formerly had) a business or other relationship with the alternate potential funder and to provide full details of any such relationship, but you have not responded.

Runa contacted the Company in August 2023 to discuss the Company’s ongoing performance challenges and explore possible strategic and liquidity solutions. In addition, the Company is facing an upcoming maturity on a €16 million loan with insufficient liquidity to repay the loan on October 11, 2023.

In light of the imminent debt repayment deadline, Runa offered to provide up to $30.0 million of borrowings to the Company and expressed a continued willingness to work on a financing arrangement that benefits both the Company and its shareholders. Later, by 1 September 2023 Runa’s representative made it clear in discussions with Mr O’Brien, that Runa would provide terms more favourable than any other offer available to the Company.

Mr O’Brien subsequently told Runa’s representative that he had communicated Runa’s offer to improve on any alternative proposal to the full board of the Company before the board decided by a majority to pursue the alternative offer of financing, rather than Runa’s offer.

To Runa’s surprise Mr O’Brien simply ceased to engage with Runa, though he told Runa’s representative that the alternative transaction, which became the APT, was not a debt transaction but in fact a highly dilutive equity issue and the Company has refused to provide further detail. Runa believes that the APT is structured so as to avoid the need for disclosure to shareholders or to obtain shareholder approval prior to entry into any binding agreement with respect to the APT. Such unnecessary dilution would significantly damage the interests of shareholders in the Company by diluting their economic interest in the Company and giving rise to a change of control of the Company.

No explanation has been proffered as to the reason why a prudent director acting in the best interest of the Company, creditors and shareholders would have preferred the APT either in these circumstances or at all. We ask that each of you confirm what information Mr O’Brien communicated about Runa’s offer and when and how that was communicated to each director.

[1]	Capitalised terms not defined in this letter have the same meaning as in our letter of 7 September 2023.

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We also call on the directors to explain how they came to the conclusion that the APT was in the best interests of the Company, its shareholders, and creditors and clarify what financial adviser it has engaged, and when it was engaged, to advise regarding these matters. It is important that shareholders be informed about the choices that the directors propose to make so that the preferences of the shareholders are heard by the directors.

Runa has very recently learned of further matters of serious concern. In particular, Runa has learned that a majority of the directors of the Company apparently approved the entry by the Company into “exclusivity” with the alternative potential financer in recent days, despite the discussions described and our letter of 7 September 2023. The Company has failed and neglected to explain when this was done, or the purposes for which it was done, or the terms upon which it was done.

We call on each of you to tell us by return when the Company entered into the exclusivity arrangement and its precise terms. Further, given that the Company is now in an offer period for the purposes of the Irish Takeover Rules, please confirm that no further actions will be taken in pursuance of the APT. We also call on you to disclose any relationships or conflicts that any officer or director or any person connected or affiliated with them have with respect to the proposed lender of the APT. Please clarify if any such conflicts have been disclosed and the involvement of any such director and officer with the APT or with Runa’s various offers of financing.

We wish to reiterate that Runa has no wish to engage in litigation with the Company or its directors. Despite Runa’s concerns regarding the Company’s strategic direction, Runa made it clear and re- iterates that it remains willing to support the Company, as it believes in the value of the Company’s technology and the Company’s long-term prospects.

In our letter dated 7 September 2023, we sought an undertaking from the Company and the directors. No undertaking has been forthcoming and in those circumstances, having regard to the information which Runa has now learned, Runa will be left with no option but to seek the protection of the Court and will do so in very early course, unless by close of business on September 21, 2023 the Company and directors:

1.	Provides the undertaking sought in our letter dated 7 September 2023; and

2.	Answers the straightforward questions which we asked in our letter dated 7 September 2023 and in this letter.

We also understand that the loan agreement with the European Investment Bank has not been filed. We request that you provide us a copy immediately and file it, as we understand is required by U.S. securities laws.

We note that the directors of the Company have not nominated Irish solicitors to accept service of proceedings on their behalf. It is in that context that we are writing to the directors directly. As previously noted, if the Company and its directors do not nominate solicitors to accept service on their respective behalves, proceedings will be served on them directly. We again note that it would be prudent for the directors and/or the company to notify their respective insurers immediately, if they have not already done so.

Yours faithfully

/s/ McCann FitzGerald LLP

McCann FitzGerald LLP

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